Exhibit 99.2

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on June 17, 2010 (the “Meeting”)

This Form of Proxy is solicited by and on behalf of management.

Notes to proxy

1.      Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.      If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.

5.      The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.

6.      The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.      This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof.

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8. This proxy should be read in conjunction with the accompanying documentation provided by management.

Proxies submitted must be received by 9:00 am, Mountain Time, on Tuesday, June 15, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder

I/We being holder of trust units of Paramount Energy Trust (“PET” or the “Trust”) hereby appoint: Susan L. Riddell Rose, or failing her, Clayton H. Riddell, both directors of PET	OR	Print the name of the person you are appointing if this person is someone other than the management nominees listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the unitholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Paramount Energy Trust to be held at the Petroleum Club, 319 5 Avenue SW, Calgary, Alberta of unitholders of Paramount Energy Trust to be held at the Petroleum Club, 319 5 Avenue SW, Calgary, Alberta on Thursday, June 17, 2010 at 9:00 am (Calgary time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Arrangement Resolution - To consider pursuant to an order of the Court of Queen’s Bench of Alberta dated May 10, 2010 and, if thought advisable, to pass, with or without variation, a special resolution approving the plan of arrangement under Section 193 of the Business Corporations Act (Alberta) as more particularly described in the accompanying information circular and proxy statement of PET dated May 10, 2010 (the “Information Circular”).	☐	☐

	For	Against
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2. Share Option Plan - To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving a new share option plan, the full text of which is set forth in Appendix “G” of the Information Circular.	☐	☐

	For	Against

3. Bonus Rights Plan - To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution approving a new bonus rights plan, the full text of which is set forth in Appendix “H” of the Information Circular.	☐	☐

	For	Withhold

4. Appointment of Trustee - To re-appoint Computershare Trust Company of Canada as trustee (the “Trustee”) of the Trust.	☐	☐

	For	Against

5. Fix the Number of Directors - To instruct the Trustee to fix the number of directors of Paramount Energy Operating Corp. (the “Administrator”) at eight (8).	☐	☐

	For	Withhold

6. Election of Directors - To elect the eight (8) directors of the Administrator for the ensuing year or until their successors are elected or appointed, the full particulars of which are set forth in the Information Circular.	☐	☐

	For	Withhold
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7. Appointment of Auditors - To appoint auditors of the Trust for the ensuing year and to authorize the directors of the Administrator to fix their remuneration.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD/MM/YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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